

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2023

Junsei Ryu
Chairman and CEO
TOYO Co., Ltd
Tennoz First Tower F5, 2-2-4
Higashi-shinagawa, Shinagawa-ku
Tokyo, Japan 140-0002

   Re: TOYO Co., Ltd
    Amendment No. 1 to
    Draft Registration Statement on Form F-4
    Submitted November 9, 2023
    CIK No. 0001985273

Dear Junsei Ryu:

  We have reviewed your amended draft registration statement and have the following comment(s).

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form F-4

Unaudited Pro Forma Combined Balance Sheet, page 150

1. Please ensure the letters of the adjustments on page 151 correspond to the pro forma balance sheet. In this regard, it appears as though adjustment (f) on the balance sheet corresponds to adjustment (g) in the maximum redemptions scenario on page 151.

2. We refer to adjustment (e). As we note no disclosure elsewhere in the document describing the capital injection of $5 million from Fuji Solar, please revise to include further details including when this will be paid, and whether the business combination transaction is contingent upon this capital injection.

3.   Please ensure that all material transactions subsequent to June 30, 2023 are presented in the pro forma balance sheet, if applicable. In this regard, we note the following:
- An additional $240,000 of extension payments made since June 30, 2023 per page 108
- $8.1 million drawn on the line of credit from BIDV, subsequent to June 20, 2023, per page F-24, as page F-27 states that no amounts were drawn as of June 30, 2023
- $44.5 million drawn on related party loans since July 1, 2023 per page F-30
- $500,000 released from the Escrow Account on July 4, 2023
- $1.29 million borrowed from BIDV on August 31, 2023
- Additional Sponsor Notes issued per page F-48 with amounts drawn in July 2023.

Refer to Item 5 of Form F-4 and Article 11 of Regulation S-X.

<u>Blue World Acquisition Corporation Financial Statements, page F-31</u>

4.   Please update to include September 30, 2023 interim financial statements.

      Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Will Cai